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SEC Mail Processing

MAR 01 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35536

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mack Investment Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

211 Waukegan Road, Suite 300
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen W Mack	847-657-6600	steve@macktracks.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Combined Financial Statements, Supplementary Information and Auditor's Report

December 31, 2021

OATH OR AFFIRMATION

I, Stephen W Mack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mack Investment Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA PRESTIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jul 25, 2025

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2021

Table of Contents | **Page**

Report of Independent Registered Public Accounting Firm 1

Combined Statement of Financial Condition 2

Notes to Combined Financial Statements 3-7

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management. Our responsibility is to express an opinion on Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s auditor since 2016.

Maitland, Florida

February 26, 2022

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	377,647
Clearing deposit		25,000
Advisory fees receivable		245,571
Commissions receivable		89,636
Accounts Receivable		-
Furniture and equipment, net of accumulated depreciation of $0		17,000
Right-of-use asset, less accumulated amortization of $110,656		162,308
Other assets		58,317
TOTAL ASSETS	**$**	**975,479**
LIABILITIES AND EQUITY		
Accounts payable and accrued commissions	$	193,543
Lease liability		162,308
TOTAL LIABILITIES		**355,851**
EQUITY		**619,628**
TOTAL LIABILITIES AND EQUITY	**$**	**975,479**

The accompanying notes are an integral part of these financial statements

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life, variable annuities, fixed life, long-term care as well as fixed and fixed-indexed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivable represent commissions due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance amount necessary as of December 31, 2021.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

E. Revenue recognition

Significant Judgments
Revenues include financial advisory fees, brokerage commissions, and fees from the sale of mutual funds and insurance. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. There were no open contracts at December 31, 2021.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. Commissions received from the sale of mutual funds, variable annuities, and insurance products are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Brokerage commissions for executing transactions on an exchange or over-the-counter markets are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date. There were no unsatisfied performance obligations at December 31, 2021.

F. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes, if applicable.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits with other expenses. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Receivable from Investment Companies and Broker-Dealers

The Company receives income from fees assessed from investment advisory accounts of the Company. Commissions are received from investment companies on direct application way transactions, from insurance companies for products sold to MIS clients, and from customer based transactions which are cleared through another broker-dealer on a fully disclosed basis. At December 31, 2021, the Company had advisory fees due in the amount of $245,571 and commissions totaling $89,636 from these investment companies and broker-dealers.

Note (3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $387,214, which was $337,214 in excess of its required net capital of $50,000. The Company's net capital ratio was .52 to 1.

Note (4) Property and Equipment

Furniture, fixtures, and equipment, net, consists of the following at December 31, 2021

Furniture and Fixtures	$17,000
Less Accumulated Depreciation	0
Total	$17,000

Note (5) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain a renewal option. The Company's lease does not include a termination option for either party to the lease. Payments due under the lease contract include a fixed monthly payment of $5,130 and the total rent expense for 2021 was $61,558 which is included under Occupancy expense. The minimum lease obligation totals $174,413. Maturities of the lease obligation under operating leases as of December 31, 2021 are as follows:

Year Ending December 31	
2022	$ 61,558
2023	$ 61,558
2024	$ 51,297
Total lease payments	$ 174,413

The Company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

Amounts reports in the balance sheet as of December 31, 2021 were as follows:

Operating lease ROU assets	$162,308
Operating lease liability	162,308

Note (6) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $4,242 for the year ended December 31, 2021 and is included in employee compensation and benefits.

Note (7) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (8) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note (9) Commitments and Contingencies

The Company has no other commitments or contingencies other than those described in note (4) and note (5).

Note (10) Notes Payable

On August 7, 2020, the Company was granted a loan in the amount of $117,495 pursuant to the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act), provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses. The Company applied for and has been notified that $117,495 in eligible expenditures for payroll and other expenses described in the CARES Act has been forgiven. Loan forgiveness is reflected in other income in the accompanying statement of operations. There is no remaining loan balance at December 31, 2021.

Note (11) Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.